U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 12b-25

SEC File Number 811-21726
CUSIP Number

NOTIFICATION OF LATE FILING

(Check One)

[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q
[ ] Form N-SAR	[X] Form N-CSR

For Period Ended:  April 30, 2011

Read Attached Instruction Sheet before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I
Registrant Information

Full Name of registrant:   Parr Family of Funds

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
5100 Poplar Avenue

City, State and Zip Code:
Memphis, TN  38137

Part II
Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III
Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or portion thereof could not be filed within the prescribed time period:

Form N-CSR for The USX China Fund, a series of the Parr Family of Funds will be filed within the prescribed 15 day period.  There has been a delay in forwarding the fund’s auditors back up information for the securities priced by the Fund’s Fair Value Committee.  Accordingly, the registrant will need the prescribed 15 day extension period to file Form N-CSR.

Part IV
Other Information

(1)	Name and telephone number of person to contact in regard to thisnotification;

David F. Ganley	215	830.8990 extension 101
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[    ] Yes        [ X ] No

Form N-SAR 04302011
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[    ] Yes         [ X ] No

If so, attach an explanation of the anticipated change, both narratively an quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Parr Family of Funds
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 8, 2011	By:	/s/ David F. Ganley____________
Chief Compliance Officer